IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.

JAN 2 8 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for January 28,2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-97955
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JAN 3 0 2004
THOMSON FINANCIAL

04006276

NY1 5499502v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 20, 2004.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: [signature]
Name: Jeffrey Altabef
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE ABS TERM SHEETS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

ABS TERM SHEETS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

Credit Suisse First Boston Mortgage Securities Corp.,
Commercial Mortgage Pass-Through Certificates, Series 2004-C1

NY1 5499502v1

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name		Address	City	County	State	Zip Code	Property Type	Property Sub-type	Mortgage Property Seller	Units/ Sq. Ft./ Rooms/ Pads	Original Balance
1		Bay Plaza Community Center		2100 Bartow Avenue	Bronx	Bronx	NY	10475	Mixed Use	Retail/Office	Column	509,710	$141,750,000
2		Beverly Center	(11)	8500 Beverly Boulevard	Los Angeles	Los Angeles	CA	90048	Retail	Anchored	Column	855,015	$100,000,000
3		Stanford Shopping Center	(12)	180 El Camino Real	Palo Alto	Santa Clara	CA	94304	Retail	Anchored	Column	1,387,369	$90,000,000
4		**Mayfair Mall and Office Complex**	(13)										$70,000,000
4A		Mayfair Mall - Retail		2500 North Mayfair Road	Wauwatosa	Milwaukee	WI	53226	Retail	Anchored	Column	858,165	
4B		Mayfair Mall - Office		2500 North Mayfair Road	Wauwatosa	Milwaukee	WI	53226	Office	CBD	Column	419,318	
5		**Meristar Hospitality - Portfolio B**											$50,000,000
5A		MeriStar Columbia		10207 Wincopin Circle	Columbia	Howard	MD	21044	Hotel	Full Service	Column	288	
5B		MeriStar Arlington		950 North Stafford Street	Arlington	Arlington	VA	22203	Hotel	Full Service	Column	209	
6		Northfield Square Mall		1600 North State Route 50	Bourbonnais	Kankakee	IL	60914	Retail	Anchored	Column	381,877	$32,000,000
7		**T.V.O. Portfolio**											$25,881,000
7A		T.V.O. Portfolio - French Quarter		4201 Cedar Elm Lane	Wichita Falls	Wichita	TX	76308	Multifamily	Conventional	Column	372	
7B		T.V.O. Portfolio - Garden Pointe Apartments		8619 East 61st Terrace	Kansas City	Jackson	MO	64129	Multifamily	Conventional	Column	200	
7C		T.V.O. Portfolio - Timbers Apartments		4615 South Virginia Street	Amarillo	Randall	TX	79109	Multifamily	Conventional	Column	224	
7D		T.V.O. Portfolio - Sycamore Village Apartments		1945 Everett's Folly	Memphis	Shelby	TN	38134	Multifamily	Conventional	Column	114	
7E		T.V.O. Portfolio - Hillside Park Apartments		11026 College Lane	Kansas City	Jackson	MO	64137	Multifamily	Conventional	Column	128	
8	(A)	Red Lion Hotel Pasco		2525 North 20th Avenue	Pasco	Franklin	WA	99301	Hotel	Full Service	Column	279	$10,300,000
9	(A)	Red Lion Hotel Salt Lake Downtown		161 West 600 South	Salt Lake City	Salt Lake	UT	84101	Hotel	Full Service	Column	393	$6,000,000
10	(A)	Red Lion Hotel Redding		1830 Hilltop Drive	Redding	Shasta	CA	96002	Hotel	Full Service	Column	192	$5,000,000
11	(A)	Red Lion Hotel Richland Hanford House		802 George Washington Way	Richland	Benton	WA	99352	Hotel	Full Service	Column	149	$4,100,000
12		Bristol Park at Encino Commons Apartments		21303 Encino Commons Boulevard	San Antonio	Bexar	TX	78259	Multifamily	Conventional	PNC	324	$24,000,000
13		Canterbury Apartments		21 Congress Street	Nashua	Hillsborough	NH	03062	Multifamily	Conventional	Column	480	$23,000,000
14		Easton Square Shopping Center		3840-3890 Morse Road	Columbus	Franklin	OH	43219	Retail	Anchored	KeyBank	235,474	$21,950,000
15		Claremore Apartment Homes		18777 Stone Oak Parkway	San Antonio	Bexar	TX	78258	Multifamily	Conventional	PNC	332	$21,800,000

(A) **The Underlying Mortgage Loans secured by Red Lion Hotel Pasco, Red Lion Hotel Salt Lake Downtown, Red Lion Hotel Redding and Red Lion Hotel Richland Hanford House are cross-collateralized and cross-defaulted, respectively.**

#	Crossed	Property Name	Address	City	County	State	Zip Code	Property Type	Property Sub-type	Mortgage Property Seller	Units/ Sq. Ft./ Rooms/ Pads	Original Balance

(1) Based on a Cut-off date in March 2004.
(2) In the case of Cooperative Mortgaged Real Properties, stated occupancy reflects the appraised occupancy rate of the cooperative property.
(3) In the case of cross-collateralized and cross-defaulted Underlying Mortgage Loans, the combined LTV is presented for each and every related Underlying Mortgage Loan.
(4) At maturity with respect to Balloon Loans or at the ARD in the case of ARD Loans. There can be no assurance that the value of any particular Mortgaged Property will not have declined from the original appraisal value.
(5) Underwritten NCF reflects the Net Cash Flow after U/W Replacement Reserves, U/W LC's and TI's and U/W FF&E.
(6) U/W DSCR is based on the amount of the monthly payments presented. In the case of cross-collateralized and cross-defaulted Underlying Mortgage Loans the combined U/W DSCR is presented for each and every related Underlying Mortgage Loan.
(7) In the case of the ARD Loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the indicated column.
(8) Anticipated Repayment Date.
(9) Prepayment Provision as of Origination:
Lock/(x) = Lockout or Defeasance for (x) payments
YM/(y) = Greater of Yield Maintenance for (y) payments
YMA/(y) = Greater of Yield Maintenance Premium and A% Prepayment for (y) payments
A%/(x) = A% Prepayment for (x) payments
0%/(x) = Prepayable at par for (x) payments
(10) Lock/(x) = Lockout for (x) payments
Def/(y) = Defeasance for (y) payments
A%/(x) = A% Prepayment for (x) payments
0%/(x) = Prepayable at par for (x) payments
(11) The Beverly Center $100,000,000 "Pooled Note" represents one of several pari passu notes in a $296,500,000 Senior Portion in the Loan. All calculations are based on the $296,500,000 Senior Portion in the loan for the purpose of this presentation. In addition there is a $51,000,000 Junior Portion that is not included in
(12) The Stanford Shopping Center $90,000,000 "Pooled Portion" represents two of three pari passu notes in a $165,000,000 Whole Loan. The Stanford Shopping Center Pooled Portion is expected to be rated BBB/Baa2 by the rating agencies. All calculations are based on the Whole Loan for the purpose of this presentatio
(13) The Mayfair Mall and Office Complex $70,000,000 "Pooled Note" represents two of four pari passu notes in a $200,000,000 Whole Loan. The Mayfair Mall & Office Complex pooled portion is expected to be rated A-/A3 by the rating agencies. All calculations are based on the Whole Loan for the purpose of this presen

INFORMATION CONTAINED ON THIS DISKETTE DATED, January 27, 2004, IS

Under no circumstances shall the information presented herein constitute an
sale of securities in any jurisdiction in which such offer, solicitation or sale w
registration under the securities laws of such jurisdiction. You have requeste
information in connection with your consideration of the purchase of certain s
informative purposes only in response to your specific request. By accepting
any other person. The information contained herein has been compiled by th
However, the Underwriter makes no representation or warranty as to the accu
determination as to whether the information is appropriate and responsive to
herein should be based solely on your own due diligence with respect to the s
the final prospectus and prospectus supplement for the securities. This infor
prior written consent. The Underwriter may from time to time perform investm
named in the information herein. The Underwriter and/or their employees may
discussed herein. Information contained in this material is current as of the d
securities discussed herein or otherwise will be superceded by the informatio
actually sold to you.

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Preliminary Information

#	Crossed	Property Name	Cut-off Balance (1)	Percentage of Initial Pool Balance	Maturity Balance	Fee/ Leasehold	Year Built	Year Renovated	Occupancy Rate at U/W (2)	Date of Occupancy Rate	Appraised Value	Cut-off Date LTV Ratio (1) (3)	Maturity/ ARD Date LTV Ratio (3) (4)	Most Recent NOI	Most Recent NCF
1		Bay Plaza Community Center	$141,318,867	8.10%	$119,011,963	Fee	1988	2003	94%	12/4/2003	$215,000,000	65.7%	55.4%	$10,991,049	$10,964,274
2		Beverly Center	$100,000,000	5.73%	$87,116,610	Leasehold	1982	2003	99%	10/20/2003	$563,000,000	52.7%	45.9%	$35,749,529	$35,749,529
3		Stanford Shopping Center	$90,000,000	5.16%	$90,000,000	Leasehold	1955	2002	98%	6/30/2003	$335,000,000	49.3%	49.3%	$21,576,675	$21,576,675
4		Mayfair Mall and Office Complex	$69,072,487	3.96%	$62,525,033						$330,000,000	59.8%	54.1%	$23,811,052	$23,759,218
4A		Mayfair Mall - Retail				Fee	1957	2003	97%	7/16/2003	$259,410,524				
4B		Mayfair Mall - Office				Fee	1957	2001	87%	7/16/2003	$70,589,476				
5		Meristar Hospitality - Portfolio B	$49,701,334	2.85%	$39,855,081						$70,000,000	71.0%	56.9%	$7,853,442	$6,886,172
5A		MeriStar Columbia				Fee	1972	1998	N/A	N/A	$37,000,000				
5B		MeriStar Arlington				Fee	1989	2002	N/A	N/A	$33,000,000				
6		Northfield Square Mall	$31,951,662	1.83%	$25,215,280	Fee	1990	1996	90%	12/8/2003	$46,500,000	68.7%	54.2%	$3,659,744	$3,583,369
7		T.V.O. Portfolio	$25,537,632	1.32%	$24,241,202						$32,950,000	77.5%	73.6%	$2,305,358	$2,045,858
7A		T.V.O. Portfolio - French Quarter				Fee	1972	1994	92%	11/20/2003	$11,150,000				
7B		T.V.O. Portfolio - Garden Pointe Apartments				Fee	1986	1999	85%	11/20/2003	$6,750,000				
7C		T.V.O. Portfolio - Timbers Apartments				Fee	1976	2000	80%	11/20/2003	$6,000,000				
7D		T.V.O. Portfolio - Sycamore Village Apartments				Fee	1977	1996	88%	11/20/2003	$4,500,000				
7E		T.V.O. Portfolio - Hillside Park Apartments				Fee	1983	2000	81%	11/20/2003	$4,550,000				
8	(A)	Red Lion Hotel Pasco	$10,199,113	0.58%	$8,164,879	Fee	1969	2001	N/A	N/A	$14,100,000	63.5%	50.8%	$2,042,122	$1,468,197
9	(A)	Red Lion Hotel Salt Lake Downtown	$5,941,231	0.34%	$4,756,240	Fee	1969	2002	N/A	N/A	$11,500,000	63.5%	50.8%	$975,331	$636,711
10	(A)	Red Lion Hotel Redding	$4,951,026	0.28%	$3,963,534	Fee	1972	2003	N/A	N/A	$7,500,000	63.5%	50.8%	$1,218,947	$927,993
11	(A)	Red Lion Hotel Richland Hanford House	$4,059,841	0.23%	$3,250,097	Fee	1968	1999	N/A	N/A	$6,500,000	63.5%	50.8%	$953,688	$788,764
12		Bristol Park at Encino Commons Apartments	$24,000,000	1.38%	$20,967,219	Fee	2002	N/A	93%	10/1/2003	$30,000,000	80.0%	69.9%	$3,647,988	$3,647,988
13		Canterbury Apartments	$23,000,000	1.32%	$23,000,000	Fee	1973	2002	98%	11/24/2003	$37,600,000	61.2%	61.2%	$2,783,344	$2,663,344
14		Easton Square Shopping Center	$21,896,373	1.26%	$20,221,110	Fee	1995	2002	99%	12/8/2003	$27,800,000	78.8%	72.7%	$2,622,686	$2,622,686
15		Claremore Apartment Homes	$21,800,000	1.25%	$19,542,466	Fee	2000	N/A	93%	10/28/2003	$27,250,000	80.0%	71.7%	$1,622,307	$1,622,307

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Cut-off Balance (1)	Percentage of Initial Pool Balance	Maturity Balance	Fee/ Leasehold	Year Built	Year Renovated	Occupancy Rate at U/W (2)	Date of Occupancy Rate	Appraised Value	Cut-off Date LTV Ratio (1) (3)	Maturity/ ARD Date LTV Ratio (3) (4)	Most Recent NOI	Most Recent NCF
(1)		Based on a Cut-off date in March 2004.													
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ													
(3)		In the case of cross-collateralized and cross-defaulted Underlying													
(4)		At maturity with respect to Balloon Loans or at the ARD in the c													
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace													
(6)		U/W DSCR is based on the amount of the monthly payments pre													
(7)		In the case of the ARD Loans, the anticipated repayment date is.													
(8)		Anticipated Repayment Date.													
(9)		Prepayment Provision as of Origination:													
		Lock/(x) = Lockout or Defeasance for (x) payments													
		YM/(y) = Greater of Yield Maintenance for (y) payments													
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(10)		Lock/(x) = Lockout for (x) payments													
		Def/(y) = Defeasance for (y) payments													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one athese calculations.													
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" repn.													
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Notetation.													

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Preliminary Information

#	Crossed	Property Name	U/W NOI	U/W NCF (5)	U/W DSCR (6)	Engineering Reserve at Origination	Contractual Recurring Replacement Reserve/FF&E	LC & TI Reserve at Origination	Contractual Recurring LC&TI	U/W Recurring Replacement Reserve/FF&E	U/W LC&TI	Tax & Insurance Escrows	Initial Interest Only Term	Orig Amort. Term	Rem. Amort. Term
1		Bay Plaza Community Center	$16,718,418	$16,343,964	1.66x	$12,500	$76,457	$21,500,000	$304,598	$76,457	$297,998	Both	0	360	357
2		Beverly Center	$36,946,904	$35,782,952	1.88x	N/A	N/A	N/A	N/A	$171,003	$992,948	None	24	360	360
3		Stanford Shopping Center	$19,013,028	$18,932,926	3.42x	N/A	N/A	N/A	N/A	$80,102	N/A	None	60	Interest Only	Interest Only
4		Mayfair Mall and Office Complex	$25,124,290	$24,443,594	2.38x	N/A	N/A	N/A	N/A	$255,497	$425,201	None	0	360	352
4A		Mayfair Mall - Retail													
4B		Mayfair Mall - Office													
5		Meristar Hospitality - Portfolio B	$7,554,488	$6,591,948	1.57x	$22,088	4.00%	N/A	N/A	4.00%	N/A	Both	0	300	295
5A		MeriStar Columbia													
5B		MeriStar Arlington													
6		Northfield Square Mall	$3,630,361	$3,553,986	1.37x	$83,232	N/A	$163,181	N/A	$76,375	N/A	None	0	300	299
7		T.V.O. Portfolio	$2,901,897	$2,642,397	1.40x	$1,276,612	$259,500	N/A	N/A	$259,500	N/A	Both	0	360	346
7A		T.V.O. Portfolio - French Quarter													
7B		T.V.O. Portfolio - Garden Pointe Apartments													
7C		T.V.O. Portfolio - Timbers Apartments													
7D		T.V.O. Portfolio - Sycamore Village Apartments													
7E		T.V.O. Portfolio - Hillside Park Apartments													
8	(A)	Red Lion Hotel Pasco	$1,923,971	$1,592,317	1.89x	$71,625	$0	N/A	N/A	$0	N/A	Both	0	300	292
9	(A)	Red Lion Hotel Salt Lake Downtown	$958,813	$725,308	1.89x	$9,000	$0	N/A	N/A	$0	N/A	Both	0	300	292
10	(A)	Red Lion Hotel Redding	$1,154,356	$915,103	1.89x	$53,875	$0	N/A	N/A	$0	N/A	Both	0	300	292
11	(A)	Red Lion Hotel Richland Hanford House	$917,832	$735,498	1.89x	$48,875	$0	N/A	N/A	$0	N/A	Both	0	300	292
12		Bristol Park at Encino Commons Apartments	$2,140,931	$2,100,431	1.27x	$157,000	N/A	N/A	N/A	$40,500	N/A	Both	21	360	360
13		Canterbury Apartments	$3,058,721	$2,938,721	2.34x	$45,000	$120,000	N/A	N/A	$120,000	N/A	Both	120	Interest Only	Interest Only
14		Easton Square Shopping Center	$2,229,071	$2,083,761	1.49x	N/A	$35,330	$2,500	$30,000	$31,524	$113,786	Tax	0	360	358
15		Claremore Apartment Homes	$1,910,753	$1,827,753	1.22x	$400,000	$83,000	N/A	N/A	$83,000	N/A	Both	36	360	360

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	U/W NOI	U/W NCF (5)	U/W DSCR (6)	Engineering Reserve at Origination	Contractual Recurring Replacement Reserve/FF&E	LC & TI Reserve at Origination	Contractual Recurring LC&TI	U/W Recurring Replacement Reserve/FF&E	U/W LC&TI	Tax & Insurance Escrows	Initial Interest Only Term	Orig Amort. Term	Rem. Amort. Term
(1)		Based on a Cut-off date in March 2004.													
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ													
(3)		In the case of cross-collateralized and cross-defaulted Underlying													
(4)		At maturity with respect to Balloon Loans or at the ARD in the c													
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace													
(6)		U/W DSCR is based on the amount of the monthly payments pre													
(7)		In the case of the ARD Loans, the anticipated repayment date is.													
(8)		Anticipated Repayment Date.													
(9)		Prepayment Provision as of Origination:													
		Lock/(x) = Lockout or Defeasance for (x) payments													
		YM/(y) = Greater of Yield Maintenance for (y) payments													
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(10)		Lock/(x) = Lockout for (x) payments													
		Def/(y) = Defeasance for (y) payments													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one e													
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" re													
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note													

INFORMATION CONTAINED ON THIS DISKETTE DATED, January 27, 2004, IS

Under no circumstances shall the information presented herein constitute an
sale of securities in any jurisdiction in which such offer, solicitation or sale w
registration under the securities laws of such jurisdiction. You have requeste
information in connection with your consideration of the purchase of certain s
informative purposes only in response to your specific request. By accepting
any other person. The information contained herein has been compiled by th
However, the Underwriter makes no representation or warranty as to the accu
determination as to whether the information is appropriate and responsive to
herein should be based solely on your own due diligence with respect to the s
the final prospectus and prospectus supplement for the securities. This infor
prior written consent. The Underwriter may from time to time perform investm
named in the information herein. The Underwriter and/or their employees may
discussed herein. Information contained in this material is current as of the d
securities discussed herein or otherwise will be superceded by the informatio
actually sold to you.

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Preliminary Information

#	Crossed	Property Name	Orig Term to Maturity	Rem. Term to Maturity	Interest Rate	Interest Calculation (30/360 / Actual/360)	Monthly Payment	First Payment Date	Maturity Date	ARD (7)	Seasoning	Prepayment Provision as of Origination (8) (9)	Original Lockout Period (Months)	Original Yield Maintenance Period (Months)
1		Bay Plaza Community Center	120	117	5.6600%	Actual/360	$819,128	1/11/2004	12/11/2013	N/A	3	Lock/116_0.0%/4	116	0
2		Beverly Center	120	119	5.0468%	Actual/360	$539,685	3/11/2004	2/11/2014	N/A	1	Lock/116_0.0%/4	116	0
3		Stanford Shopping Center	60	54	3.3000%	Actual/360	$251,625	10/11/2003	9/11/2008	N/A	6	Lock/53_0.0%/7	53	0
4		Mayfair Mall and Office Complex	60	52	3.1080%	Actual/360	$299,216	8/11/2003	7/11/2008	N/A	8	Lock/56_0.0%/4	56	0
4A		Mayfair Mall - Retail												
4B		Mayfair Mall - Office												
5		Meristar Hospitality - Portfolio B	120	115	6.8800%	Actual/360	$349,571	11/11/2003	10/11/2028	10/11/2013	5	Lock/116_0.0%/4	116	0
5A		MeriStar Columbia												
5B		MeriStar Arlington												
6		Northfield Square Mall	120	119	6.5300%	Actual/360	$216,667	3/11/2004	2/11/2014	N/A	1	Lock/117_0.0%/3	118	0
7		T.V.O. Portfolio	60	46	6.1000%	Actual/360	$156,838	2/11/2003	1/11/2008	N/A	14	Lock/54_0.0%/6	54	0
7A		T.V.O. Portfolio - French Quarter												
7B		T.V.O. Portfolio - Garden Pointe Apartments												
7C		T.V.O. Portfolio - Timbers Apartments												
7D		T.V.O. Portfolio - Sycamore Village Apartments												
7E		T.V.O. Portfolio - Hillside Park Apartments												
8	(A)	Red Lion Hotel Pasco	120	112	6.7000%	Actual/360	$70,839	8/11/2003	7/11/2013	N/A	8	Lock/117_0.0%/3	117	0
9	(A)	Red Lion Hotel Salt Lake Downtown	120	112	6.7000%	Actual/360	$41,265	8/11/2003	7/11/2013	N/A	8	Lock/117_0.0%/3	117	0
10	(A)	Red Lion Hotel Redding	120	112	6.7000%	Actual/360	$34,388	8/11/2003	7/11/2013	N/A	8	Lock/117_0.0%/3	117	0
11	(A)	Red Lion Hotel Richland Hanford House	120	112	6.7000%	Actual/360	$28,198	8/11/2003	7/11/2013	N/A	8	Lock/117_0.0%/3	117	0
12		Bristol Park at Encino Commons Apartments	120	117	5.6200%	Actual/360	$138,082	1/1/2004	12/1/2013	N/A	3	Lock/35_YM1/81_0.0%/4	35	81
13		Canterbury Apartments	120	115	5.3800%	Actual/360	$104,835	11/11/2003	10/11/2013	N/A	5	Lock/117_0.0%/3	117	0
14		Easton Square Shopping Center	60	58	4.9200%	Actual/360	$116,761	2/1/2004	1/1/2034	1/1/2009	2	Lock/56_0.0%/4	56	0
15		Claremore Apartment Homes	120	119	5.6000%	Actual/360	$125,149	3/1/2004	2/1/2014	N/A	1	Lock/35_YM1/81_0.0%/4	35	81

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Orig Term to Maturity	Rem. Term to Maturity	Interest Rate	Interest Calculation (30/360 / Actual/360)	Monthly Payment	First Payment Date	Maturity Date	ARD (7)	Seasoning	Prepayment Provision as of Origination (8) (9)	Original Lockout Period (Months)	Original Yield Maintenance Period (Months)
(1)		Based on a Cut-off date in March 2004.												
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ												
(3)		In the case of cross-collateralized and cross-defaulted Underlying												
(4)		At maturity with respect to Balloon Loans or at the ARD in the c												
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace												
(6)		U/W DSCR is based on the amount of the monthly payments pre												
(7)		In the case of the ARD Loans, the anticipated repayment date is												
(8)		Anticipated Repayment Date.												
(9)		Prepayment Provision as of Origination:												
		Lock/(x) = Lockout or Defeasance for (x) payments												
		YM/(y) = Greater of Yield Maintenance for (y) payments												
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre												
		A%/(x) = A% Prepayment for (x) payments												
		0%/(x) = Prepayable at par for (x) payments												
(10)		Lock/(x) = Lockout for (x) payments												
		Def/(y) = Defeasance for (y) payments												
		A%/(x) = A% Prepayment for (x) payments												
		0%/(x) = Prepayable at par for (x) payments												
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one e												
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" rep												
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note												

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Preliminary Information

#	Crossed	Property Name	Original Prepayment Premium Period (Months)	Original Open Period (Months)	Defeasance (10)	Lockout Expiration Date	Yield Maintenance Expiration Date	Prepayment Premium Expiration Date	Yield Maintenance Spread	Utilities Multifamily Tenant Pays	Multifamily Elevators	Subject Studio Units	Subject Studio Avg. Rent	Subject Studio Max. Rent	Subject 1 BR Units	Subject 1 BR Avg. Rent	Subject 1 BR Max. Rent
1		Bay Plaza Community Center	0	4	Yes	9/11/2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2		Beverly Center	0	4	Yes	11/11/2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3		Stanford Shopping Center	0	7	Yes	3/11/2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4		Mayfair Mall and Office Complex	0	4	Yes	4/11/2008	N/A	N/A	N/A								
4A		Mayfair Mall - Retail								N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4B		Mayfair Mall - Office								N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5		Meristar Hospitality - Portfolio B	0	4	Yes	7/11/2013	N/A	N/A	N/A								
5A		MeriStar Columbia								N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5B		MeriStar Arlington								N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
6		Northfield Square Mall	0	3	Yes	1/11/2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7		T.V.O. Portfolio	0	6	Yes	8/11/2007	N/A	N/A	N/A								
7A		T.V.O. Portfolio - French Quarter								Electric	-	16	$392	$430	125	$451	$630
7B		T.V.O. Portfolio - Garden Pointe Apartments								Electric/Gas	-	N/A	N/A	N/A	65	$443	$570
7C		T.V.O. Portfolio - Timbers Apartments								Electric	-	N/A	N/A	N/A	112	$395	$450
7D		T.V.O. Portfolio - Sycamore Village Apartments								Electric/Water/Sewer	-	N/A	N/A	N/A	N/A	N/A	N/A
7E		T.V.O. Portfolio - Hillside Park Apartments								Electric/Gas	-	N/A	N/A	N/A	64	$467	$540
8	(A)	Red Lion Hotel Pasco	0	3	Yes	5/11/2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
9	(A)	Red Lion Hotel Salt Lake Downtown	0	3	Yes	5/11/2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
10	(A)	Red Lion Hotel Redding	0	3	Yes	5/11/2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
11	(A)	Red Lion Hotel Richland Hanford House	0	3	Yes	5/11/2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
12		Bristol Park at Encino Commons Apartments	0	4	No	1/1/2007	10/1/2013	N/A	T-Flat	Electric\Water	-	N/A	N/A	N/A	108	$789	$1,094
13		Canterbury Apartments	0	3	Yes	8/11/2013	N/A	N/A	N/A	Electric	-	16	$648	$650	80	$784	$830
14		Easton Square Shopping Center	0	4	Yes	11/1/2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
15		Claremore Apartment Homes	0	4	No	3/1/2007	12/1/2013	N/A	T-Flat	Electric	-	N/A	N/A	N/A	172	$713	$980

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Original Prepayment Premium Period (Months)	Original Open Period (Months)	Defeasance (10)	Lockout Expiration Date	Yield Maintenance Expiration Date	Prepayment Premium Expiration Date	Yield Maintenance Spread	Utilities Multifamily Tenant Pays	Multifamily Elevators	Subject Studio Units	Subject Studio Avg. Rent	Subject Studio Max. Rent	Subject 1 BR Units	Subject 1 BR Avg. Rent	Subject 1 BR Max. Rent
(1)		Based on a Cut-off date in March 2004.															
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ															
(3)		In the case of cross-collateralized and cross-defaulted Underlying															
(4)		At maturity with respect to Balloon Loans or at the ARD in the e															
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace															
(6)		U/W DSCR is based on the amount of the monthly payments pre															
(7)		In the case of the ARD Loans, the anticipated repayment date is															
(8)		Anticipated Repayment Date.															
(9)		Prepayment Provision as of Origination:															
		Lock/(x) = Lockout or Defeasance for (x) payments															
		YM/(y) = Greater of Yield Maintenance for (y) payments															
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre															
		A%/(x) = A% Prepayment for (x) payments															
		0%/(x) = Prepayable at par for (x) payments															
(10)		Lock/(x) = Lockout for (x) payments															
		Def/(y) = Defeasance for (y) payments															
		A%/(x) = A% Prepayment for (x) payments															
		0%/(x) = Prepayable at par for (x) payments															
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one o															
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" re															
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note															

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Subject 2 BR Units	Subject 2 BR Avg. Rent	Subject 2 BR Max. Rent	Subject 3 BR Units	Subject 3 BR Avg. Rent	Subject 3 BR Max. Rent	Subject 4 BR Units	Subject 4 BR Avg. Rent	Subject 4 BR Max. Rent	Subject 5 BR Units	Subject 5BR Avg. Rent	Subject 5 BR Max. Rent	Major Tenant #1 Name	Major Tenant #1 Sq. Ft.
1		Bay Plaza Community Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Pathmark	67,333
2		Beverly Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Bloomingdales	156,150
3		Stanford Shopping Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Bloomingdales (Ground Lease)	228,986
4		**Mayfair Mall and Office Complex**														
4A		Mayfair Mall - Retail	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Marshall Field's	288,596
4B		Mayfair Mall - Office	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	St. Joseph's	54,932
5		**Meristar Hospitality - Portfolio B**														
5A		MeriStar Columbia	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5B		MeriStar Arlington	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
6		Northfield Square Mall	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Sears	107,118
7		**T.V.O. Portfolio**														
7A		T.V.O. Portfolio - French Quarter	199	$537	$755	31	$745	$840	1	$860	$860	N/A	N/A	N/A	N/A	N/A
7B		T.V.O. Portfolio - Garden Pointe Apartments	135	$534	$595	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7C		T.V.O. Portfolio - Timbers Apartments	112	$513	$550	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7D		T.V.O. Portfolio - Sycamore Village Apartments	72	$616	$729	42	$803	$899	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7E		T.V.O. Portfolio - Hillside Park Apartments	64	$573	$705	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
8	(A)	Red Lion Hotel Pasco	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
9	(A)	Red Lion Hotel Salt Lake Downtown	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
10	(A)	Red Lion Hotel Redding	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
11	(A)	Red Lion Hotel Richland Hanford House	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
12		Bristol Park at Encino Commons Apartments	161	$1,131	$1,469	54	$1,509	$1,739	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
13		Canterbury Apartments	384	$896	$970	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
14		Easton Square Shopping Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Jo-Ann Etc.	51,950
15		Claremore Apartment Homes	136	$1,009	$1,245	24	$1,281	$1,620	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pasc

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Subject 2 BR Units	Subject 2 BR Avg. Rent	Subject 2 BR Max. Rent	Subject 3 BR Units	Subject 3 BR Avg. Rent	Subject 3 BR Max. Rent	Subject 4 BR Units	Subject 4 BR Avg. Rent	Subject 4 BR Max. Rent	Subject 5 BR Units	Subject 5BR Avg. Rent	Subject 5 BR Max. Rent	Major Tenant #1 Name	Major Tenant #1 Sq. Ft.
(1)		Based on a Cut-off date in March 2004.														
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ														
(3)		In the case of cross-collateralized and cross-defaulted Underlying														
(4)		At maturity with respect to Balloon Loans or at the ARD in the c														
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace														
(6)		U/W DSCR is based on the amount of the monthly payments pre														
(7)		In the case of the ARD Loans, the anticipated repayment date is														
(8)		Anticipated Repayment Date.														
(9)		Prepayment Provision as of Origination:														
		Lock/(x) = Lockout or Defeasance for (x) payments														
		YM/(y) = Greater of Yield Maintenance for (y) payments														
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre														
		A%/(x) = A% Prepayment for (x) payments														
		0%/(x) = Prepayable at par for (x) payments														
(10)		Lock/(x) = Lockout for (x) payments														
		Def/(y) = Defeasance for (y) payments														
		A%/(x) = A% Prepayment for (x) payments														
		0%/(x) = Prepayable at par for (x) payments														
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one e														
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" re														
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note														

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Major Tenant #1 Lease Expiration Date	Major Tenant #2 Name	Major Tenant #2 Sq. Ft.	Major Tenant #2 Lease Expiration Date	Major Tenant #3 Name	Major Tenant #3 Sq. Ft.	Major Tenant #3 Lease Expiration Date	Co-op Appraised Value as Co-op	Co-op LTV as Co-op (1)
1		Bay Plaza Community Center	10/31/2013	AMC General Cinema	55,700	3/31/2020	Cablevision	55,400	8/31/2018	N/A	N/A
2		Beverly Center	3/31/2017	Macy's	152,047	3/1/2017	Macy's Men's Store	66,483	12/31/2009	N/A	N/A
3		Stanford Shopping Center	2/28/2029	Macy's (Ground Lease)	225,830	2/28/2029	Nordstrom (Ground Lease)	180,000	10/31/2010	N/A	N/A
4		Mayfair Mall and Office Complex								N/A	N/A
4A		Mayfair Mall - Retail	1/31/2007	AMC Theater	89,149	4/30/2019	Barnes & Noble	30,925	1/31/2014		
4B		Mayfair Mall - Office	9/30/2008	Aurora Health Care	32,118	11/30/2011	Firstar Bank Milwaukee NA	9,251	12/31/2005		
5		Meristar Hospitality - Portfolio B								N/A	N/A
5A		MeriStar Columbia	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
5B		MeriStar Arlington	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
6		Northfield Square Mall	7/31/2010	Carson Pirie Scott	61,665	2/2/2006	Cinemark Movies 10	26,371	2/29/2012	N/A	N/A
7		T.V.O. Portfolio								N/A	N/A
7A		T.V.O. Portfolio - French Quarter	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
7B		T.V.O. Portfolio - Garden Pointe Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
7C		T.V.O. Portfolio - Timbers Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
7D		T.V.O. Portfolio - Sycamore Village Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
7E		T.V.O. Portfolio - Hillside Park Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A		
8	(A)	Red Lion Hotel Pasco	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
9	(A)	Red Lion Hotel Salt Lake Downtown	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
10	(A)	Red Lion Hotel Redding	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
11	(A)	Red Lion Hotel Richland Hanford House	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
12		Bristol Park at Encino Commons Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
13		Canterbury Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
14		Easton Square Shopping Center	12/31/2015	Best Buy	46,858	1/31/2011	SportMart	42,516	1/31/2011	N/A	N/A
15		Claremore Apartment Homes	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Major Tenant #1 Lease Expiration Date	Major Tenant #2 Name	Major Tenant #2 Sq. Ft.	Major Tenant #2 Lease Expiration Date	Major Tenant #3 Name	Major Tenant #3 Sq. Ft.	Major Tenant #3 Lease Expiration Date	Co-op Appraised Value as Co-op	Co-op LTV as Co-op (1)
(1)		Based on a Cut-off date in March 2004.									
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ									
(3)		In the case of cross-collateralized and cross-defaulted Underlying									
(4)		At maturity with respect to Balloon Loans or at the ARD in the c									
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace									
(6)		U/W DSCR is based on the amount of the monthly payments pre									
(7)		In the case of the ARD Loans, the anticipated repayment date is									
(8)		Anticipated Repayment Date.									
(9)		Prepayment Provision as of Origination:									
		Lock/(x) = Lockout or Defeasance for (x) payments									
		YM/(y) = Greater of Yield Maintenance for (y) payments									
		YMA/(y) = Greater of Yield Maintenance Premium and A% Prep									
		A%/(x) = A% Prepayment for (x) payments									
		0%/(x) = Prepayable at par for (x) payments									
(10)		Lock/(x) = Lockout for (x) payments									
		Def/(y) = Defeasance for (y) payments									
		A%/(x) = A% Prepayment for (x) payments									
		0%/(x) = Prepayable at par for (x) payments									
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one e									
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" rep									
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note									

INFORMATION CONTAINED ON THIS DISKETTE DATED, January 27, 2004, IS

Under no circumstances shall the information presented herein constitute an
sale of securities in any jurisdiction in which such offer, solicitation or sale w
registration under the securities laws of such jurisdiction. You have requeste
information in connection with your consideration of the purchase of certain s
informative purposes only in response to your specific request. By accepting
any other person. The information contained herein has been compiled by th
However, the Underwriter makes no representation or warranty as to the accu
determination as to whether the information is appropriate and responsive to
herein should be based solely on your own due diligence with respect to the s
the final prospectus and prospectus supplement for the securities. This infor
prior written consent. The Underwriter may from time to time perform investm
named in the information herein. The Underwriter and/or their employees may
discussed herein. Information contained in this material is current as of the d
securities discussed herein or otherwise will be superceded by the informatio
actually sold to you.

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Co-op Appraised Value as Rental	Co-op LTV as Rental (1)	Sponsor Units	Sponsor Percent	Sponsor Carry Amount	Investor Units	Investor Percent	Investor Carry Amount	Co-op Owned Units	Co-op Owned Percent	Co-op Commercial Square Footage	Co-op Conversion Date	Initial Other Reserve
1		Bay Plaza Community Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2		Beverly Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3		Stanford Shopping Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4		Mayfair Mall and Office Complex	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4A		Mayfair Mall - Retail													
4B		Mayfair Mall - Office													
5		Meristar Hospitality - Portfolio B	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5A		MeriStar Columbia													
5B		MeriStar Arlington													
6		Northfield Square Mall	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7		T.V.O. Portfolio	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
7A		T.V.O. Portfolio - French Quarter													
7B		T.V.O. Portfolio - Garden Pointe Apartments													
7C		T.V.O. Portfolio - Timbers Apartments													
7D		T.V.O. Portfolio - Sycamore Village Apartments													
7E		T.V.O. Portfolio - Hillside Park Apartments													
8	(A)	Red Lion Hotel Pasco	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
9	(A)	Red Lion Hotel Salt Lake Downtown	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
10	(A)	Red Lion Hotel Redding	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$57,000
11	(A)	Red Lion Hotel Richland Hanford House	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
12		Bristol Park at Encino Commons Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
13		Canterbury Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
14		Easton Square Shopping Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$27,522
15		Claremore Apartment Homes	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Co-op Appraised Value as Rental	Co-op LTV as Rental (1)	Sponsor Units	Sponsor Percent	Sponsor Carry Amount	Investor Units	Investor Percent	Investor Carry Amount	Co-op Owned Units	Co-op Owned Percent	Co-op Commercial Square Footage	Co-op Conversion Date	Initial Other Reserve
(1)		Based on a Cut-off date in March 2004.													
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ													
(3)		In the case of cross-collateralized and cross-defaulted Underlying													
(4)		At maturity with respect to Balloon Loans or at the ARD in the c													
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace													
(6)		U/W DSCR is based on the amount of the monthly payments pre													
(7)		In the case of the ARD Loans, the anticipated repayment date is													
(8)		Anticipated Repayment Date.													
(9)		Prepayment Provision as of Origination:													
		Lock/(x) = Lockout or Defeasance for (x) payments													
		YM/(y) = Greater of Yield Maintenance for (y) payments													
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(10)		Lock/(x) = Lockout for (x) payments													
		Def/(y) = Defeasance for (y) payments													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one c													
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" rej													
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note													

INFORMATION CONTAINED ON THIS DISKETTE DATED, January 27, 2004, IS

Under no circumstances shall the information presented herein constitute an
sale of securities in any jurisdiction in which such offer, solicitation or sale w
registration under the securities laws of such jurisdiction. You have requeste
information in connection with your consideration of the purchase of certain s
informative purposes only in response to your specific request. By accepting
any other person. The information contained herein has been compiled by th
However, the Underwriter makes no representation or warranty as to the accu
determination as to whether the information is appropriate and responsive to
herein should be based solely on your own due diligence with respect to the s
the final prospectus and prospectus supplement for the securities. This infor
prior written consent. The Underwriter may from time to time perform investr
named in the information herein. The Underwriter and/or their employees ma
discussed herein. Information contained in this material is current as of the d
securities discussed herein or otherwise will be superceded by the informatio
actually sold to you.

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Initial other Reserve Description	Contractual Other Reserve	Contractual Other Reserve Description	Letter of Credit	Letter of Credit Description	Earnout Reserve	Earnout Reserve Description	Additional Collateral Amount	Additional Collateral Event Date	Additional Collateral Description	Existing Secondary Financing	Description of Existing Secondary Financing	Description of Lock Box
1		Bay Plaza Community Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
2		Beverly Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Springing
3		Stanford Shopping Center	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4		Mayfair Mall and Office Complex	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
4A		Mayfair Mall - Retail													
4B		Mayfair Mall - Office													
5		Meristar Hospitality - Portfolio B	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
5A		MeriStar Columbia													
5B		MeriStar Arlington													
6		Northfield Square Mall	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
7		T.V.O. Portfolio	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Springing
7A		T.V.O. Portfolio - French Quarter													
7B		T.V.O. Portfolio - Garden Pointe Apartments													
7C		T.V.O. Portfolio - Timbers Apartments													
7D		T.V.O. Portfolio - Sycamore Village Apartments													
7E		T.V.O. Portfolio - Hillside Park Apartments													
8	(A)	Red Lion Hotel Pasco	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
9	(A)	Red Lion Hotel Salt Lake Downtown	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
10	(A)	Red Lion Hotel Redding	Termite Reserve	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
11	(A)	Red Lion Hotel Richland Hanford House	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Hard
12		Bristol Park at Encino Commons Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
13		Canterbury Apartments	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
14		Easton Square Shopping Center	Jo-Ann Estoppel Escrow	$0.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Springing
15		Claremore Apartment Homes	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(A) The Underlying Mortgage Loans secured by Red Lion Hotel Pas

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Initial other Reserve Description	Contractual Other Reserve	Contractual Other Reserve Description	Letter of Credit	Letter of Credit Description	Earnout Reserve	Earnout Reserve Description	Additional Collateral Amount	Additional Collateral Event Date	Additional Collateral Description	Existing Secondary Financing	Description of Existing Secondary Financing	Description of Lock Box
(1)		Based on a Cut-off date in March 2004.													
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ													
(3)		In the case of cross-collateralized and cross-defaulted Underlying													
(4)		At maturity with respect to Balloon Loans or at the ARD in the c													
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace													
(6)		U/W DSCR is based on the amount of the monthly payments pre													
(7)		In the case of the ARD Loans, the anticipated repayment date is													
(8)		Anticipated Repayment Date.													
(9)		Prepayment Provision as of Origination:													
		Lock/(x) = Lockout or Defeasance for (x) payments													
		YM/(y) = Greater of Yield Maintenance for (y) payments													
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(10)		Lock/(x) = Lockout for (x) payments													
		Def/(y) = Defeasance for (y) payments													
		A%/(x) = A% Prepayment for (x) payments													
		0%/(x) = Prepayable at par for (x) payments													
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one o													
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" rep													
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note													

18

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Initial Replacement Reserve	Initial Renovation Reserve
1		Bay Plaza Community Center	N/A	N/A
2		Beverly Center	N/A	N/A
3		Stanford Shopping Center	N/A	N/A
4		**Mayfair Mall and Office Complex**	N/A	N/A
4A		Mayfair Mall - Retail		
4B		Mayfair Mall - Office		
5		**Meristar Hospitality - Portfolio B**	N/A	N/A
5A		MeriStar Columbia		
5B		MeriStar Arlington		
6		Northfield Square Mall	N/A	N/A
7		**T.V.O. Portfolio**	N/A	N/A
7A		T.V.O. Portfolio - French Quarter		
7B		T.V.O. Portfolio - Garden Pointe Apartments		
7C		T.V.O. Portfolio - Timbers Apartments		
7D		T.V.O. Portfolio - Sycamore Village Apartments		
7E		T.V.O. Portfolio - Hillside Park Apartments		
8	(A)	Red Lion Hotel Pasco	N/A	N/A
9	(A)	Red Lion Hotel Salt Lake Downtown	N/A	N/A
10	(A)	Red Lion Hotel Redding	N/A	N/A
11	(A)	Red Lion Hotel Richland Hanford House	N/A	N/A
12		Bristol Park at Encino Commons Apartments	$243,000	N/A
13		Canterbury Apartments	N/A	N/A
14		Easton Square Shopping Center	$2,944	N/A
15		Claremore Apartment Homes	N/A	N/A

(A) **The Underlying Mortgage Loans secured by Red Lion Hotel Pas**

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass-Through Certificates Series 2004-C1
Prelimnary Information

#	Crossed	Property Name	Initial Replacement Reserve	Initial Renovation Reserve
(1)		Based on a Cut-off date in March 2004.		
(2)		In the case of Cooperative Mortgaged Real Properties, stated occ		
(3)		In the case of cross-collateralized and cross-defaulted Underlying		
(4)		At maturity with respect to Balloon Loans or at the ARD in the c		
(5)		Underwritten NCF reflects the Net Cash Flow after U/W Replace		
(6)		U/W DSCR is based on the amount of the monthly payments pre		
(7)		In the case of the ARD Loans, the anticipated repayment date is		
(8)		Anticipated Repayment Date.		
(9)		Prepayment Provision as of Origination:		
		Lock/(x) = Lockout or Defeasance for (x) payments		
		YM/(y) = Greater of Yield Maintenance for (y) payments		
		YMA/(y) = Greater of Yield Maintenance Premium and A% Pre		
		A%/(x) = A% Prepayment for (x) payments		
		0%/(x) = Prepayable at par for (x) payments		
(10)		Lock/(x) = Lockout for (x) payments		
		Def/(y) = Defeasance for (y) payments		
		A%/(x) = A% Prepayment for (x) payments		
		0%/(x) = Prepayable at par for (x) payments		
(11)		The Beverly Center $100,000,000 "Pooled Note" represents one o		
(12)		The Stanford Shopping Center $90,000,000 "Pooled Portion" rep		
(13)		The Mayfair Mall and Office Complex $70,000,000 "Pooled Note		